Exhibit 2 - Letter from Certified Public Accountant:


REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS
SEE NOTES TO FINANCIAL STATEMENTS

To the Shareholders and Board of Directors
Texas Capital Value Funds, Inc.

We have audited the accompanying statements of assets and liabilities of the Value & Growth Portfolio and the Mid-Cap Focus Portfolio (formerly the BlueChip Value Portfolio, the Funds), each a series of shares of the Texas Capital Value Funds, Inc., including the portfolio of investments, as of September 30, 1998, and the related statements of operations, changes in net assets, and the financial highlights for the periods indicated thereon.

These financial statements are the responsibility of the Funds management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1998, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Texas Capital Value & Growth Portfolio and the Texas Capital Mid-Cap Focus Portfolio as of September 30, 1998, the results of their operations, the changes in their net assets and the financial highlights for each of the periods indicated thereon, in conformity with generally accepted accounting principles.

TAIT, WELLER & BAKER
Philadelphia, Pennsylvania
November 6, 1998


SEE NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Texas Capital Value Funds, Inc. was incorporated on June 26, 1995 as a Maryland Corporation and is registered under the Investment Company
Act of 1940 as a non-diversified, open-end management investment company. The Value & Growth Portfolio (the V&G) and the Mid-Cap Focus Portfolio (the Mid-Cap Focus and formerly BlueChip Value Portfolio) are series of the Texas Capital Value Funds, Inc, collectively
(the Funds). V&G began investment operations on November 6, 1995, while Mid-Cap Focus began investment operations on March 18, 1998. V&Gs investment objective is capital appreciation. Mid-Cap Focuss investment objective is growth, with income a secondary consideration. The following is a summary of significant accounting policies followed by the Funds in the preparation of the financial statements. The policies are in conformity with generally accepted accounting principles.

A. Security Valuation - Portfolio securities that are listed on national securities exchanges or the NASDAQ National Market System are valued as of the close of business of the exchange on each business day which that exchange is open (presently 4:00pm Eastern time). Unlisted securities that are not included in such System are valued at the mean of the quoted bid and asked prices in the over-the-counter-market. Securities and other assets for which market quotations are not readily available are valued at fair value as determined in good faith by the Advisor under procedures established by and under the general supervision and responsibility of the Funds Board of Directors. Short -term investments are valued at amortized cost, if their original maturity was 60 days or less, or by amortizing the values as of the 61 st day prior to maturity, if their original term to maturity exceeded 60 days.

B. Federal Income Taxes It is the Funds policy to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable net income to its shareholders. In addition, the Funds intend to pay distributions as required to avoid imposition of excise tax. No federal income tax provision is required.

C. Securities Transactions, Investment Income and Other - Securities transactions are recorded on the next business date after trade date. Realized gains and losses on sales of investments are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

D. Distributions to Shareholders. Distributions from investment income and realized gains, if any, are recorded on the ex-dividend date. Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to net operating losses and post-October capital losses.

E. Accounting Estimates - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of income and expense during the reporting period. Actual results could differ from those estimates.

SEE NOTES TO FINANCIAL STATEMENTS

2. TRANSACTIONS WITH AFFILIATES

Investment Advisory and Administrative Agreements

The Funds have investment advisory agreements with the Advisor, First Austin Capital Management, Inc., pursuant to which the Advisor receives a fee, computed daily, at an annual rate of 1.0% of the average daily net assets. The Advisor provides continuous supervision of the investment portfolios and pays the cost of compensation of the officers of the Funds, occupancy and certain clerical and administrative costs involved in the day to day operations of the Funds. The Advisor bears most of the operating expenses of the Funds including legal, audit, printing, and insurance. In addition, the Advisor is acting as the administrator to the Funds. For these services, the Advisor receives a fee, computed daily based on the average daily net assets at an annual rate of .70% on the 1 st $5 million, .50% on the next $25 million, .28% on the next $70 million, .25% on the next $100 million, and .20% for over $200 million of each series. Transactions with the Distributor Choice Investments, Inc., the Companys Distributor and clearing through Southwest Securities, was paid $31,230 in commissions for executing portfolio transactions for the Value & Growth Portfolio.

Distribution Agreement and Plan

The Funds have adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act under which the Funds contract with registered broker dealers and their agents to distribute shares of the Funds. The Distributor received a fee, computed daily at an annual rate of .25% of the average daily net assets. For the period ending September 30, 1998, the amounts paid to the Distributor were $131,271 and $1,033, for V&G and Mid-Cap Focus, respectively, plus charges for sales of the Funds shares in the amount $23,497.

3. PURCHASES AND SALES OF SECURITIES--

For the period ended September 30, 1998 the cost of purchases and the proceeds from sales of securities, excluding short-term securities, were $156,300,017 and $111,248,941, respectively, for the Value & Growth Portfolio and $1,635,836 and $658,892 for Mid-Cap Focus Portfolio, respectively.

4. LINE OF CREDIT

The Funds have a $9 million secured line of credit with Bank of Boston. Borrowings under this arrangement bear interest at the banks prime rate. At September 30, 1998, the Funds had no borrowings outstanding. Based upon balances outstanding during the year, the weighted average interest rate was 8.6% and the weighted average amount outstanding was $344,509 for the Value & Growth Portfolio and $3,613 for the Mid-
Cap Focus Portfolio.